EXHIBIT 3.3

CERTIFICATE OF CORRECTION FILED TO CORRECT
A CERTAIN ERROR IN THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
RIBOZYME PHARMACEUTICALS, INC.
FILED IN THE OFFICE OF THE SECRETARY OF STATE OF
DELAWARE ON APRIL 17, 1996

Ribozyme Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1.  The name of the corporation is Ribozyme Pharmaceuticals, Inc.

2.  That an Amended and Restated Certificate of Incorporation of Ribozyme Pharmaceuticals, Inc. was filed by the Secretary of State of Delaware on April 17, 1996, and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.  The inaccuracy or defect of said Certificate to be corrected is as follows: The par value of the corporation’s Common Stock and Preferred Stock should have been $0.01 but was misstated as $0.001.

4.  Article IV.A of the Certificate is corrected to read as follows:

The corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is twenty-five million (25,000,000) shares. Twenty million (20,000,000) shares shall be Common Stock, each having a par value of $0.01. Five million (5,000,000) shares shall be Preferred Stock, each having a par value of $0.01.

IN WITNESS WHEREOF, said Ribozyme Pharmaceuticals, Inc. has caused this Certificate to be signed by Lawrence E. Bullock, its Vice President and Chief Financial Officer, this 12th day of September 1997.

RIBOZYME PHARMACEUTICALS, INC.

By:	/s/ LAWRENCE E. BULLOCK
Lawrence E. Bullock, Vice President, Chief Financial Officer